Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Nine Months Ended September 30, 2011
Income from Continuing Operations Before Taxes	$204.4
Add:
One-third of rents	7.0
Interest on long-term and short-term debt	70.7
Interest capitalized, net of amortization	4.2

Earnings from Continuing Operations	$286.3

Fixed charges:
One-third of rents	$7.0
Interest on long-term and short-term debt	70.7
Interest capitalized	8.8

Fixed Charges from Continuing Operations	$86.5

Ratio of Earnings to Fixed Charges from Continuing Operations	3.3

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.